

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

October 19, 2009

<u>Via U.S. Mail</u>

Alan N. Braverman
Senior Executive Vice President, General Counsel
and Secretary
The Walt Disney Company
500 South Buena Vista St.
Burbank, CA 91521

> **Re: The Walt Disney Company**
> **Registration Statement on Form S-4**
> **Filed September 22, 2009**
> **File No. 333-162063**

Dear Mr. Braverman:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-4</u>

<u>General</u>

1. Please send us copies of the board books and any other materials provided by the

financial advisors to assist the Board of Directors in evaluating the transaction. Also, provide us a copy of the engagement letters.

2. Prior to printing and distribution of the materials, please supplementally provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided.

3. Tell us and briefly explain in an appropriate place in your disclosure the reason for issuing 19.9 million shares to a subsidiary of Marvel.

4. We suggest including a toll free number for shareholders to call prior to their vote so that they may have exchange rate information as of a most recent practicable date. In addition, please disclose an estimate of the time period you feel will lapse between the vote and closing of the merger.

Cover Page

5. Please provide the disclosure regarding the title and aggregate amount of securities being offered, as required by Item 501(b)(2) of Regulation S-K. Please also revise here to briefly describe how the formula works, what consideration it is intended to achieve for Marvel shareholders and the circumstances under which the exchange rate will change, including the factors that might impact the conversion rate.

6. In addition, clearly disclose that the amount of consideration to be received in cash and stock will not be known at the time that the vote occurs.

Questions and Answers About the Merger and the Special Meeting, page 1

7. When preparing your disclosure please treat the question and answer and summary sections as one integrated section and eliminate repetition. We note, for example, that the final paragraph on page 2 repeats on page

What consideration will Marvel stockholders receive in the merger?

8. Clarify here and throughout whether the "closing price" for purposes of the merger consideration adjustment is the closing price on the date of the closing, the date of the meeting, or some other date.

What are the United States federal income tax consequences of the transaction?, page 3

9. Tell us the degree of uncertainty there is about whether the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the IRC.

Is there any stockholder already committed to vote in favor of the merger?, page 4

10. Quantify the remaining percentage of your outstanding shares that would need to vote in favor of the merger for it to be approved and state what percentage is held by Marvel's other officers and directors.

Summary, page 7
The Merger, page 8

11. Please disclose the estimated amount of fees and expenses that Disney and Marvel expect to incur to consummate the transaction.

12. Please disclose how Disney will finance the merger consideration. Please revise the disclosure here and throughout your document – particularly the risk factors, to disclose:

• The source, or anticipated source, of your financing;
• The interest rate, and interest rate formula; for each debt facility;
• The amount of fees and expenses associated with the borrowings;
• The anticipated cash interest and principal interest on an annualized basis for the next several years;
• The amount of cash flows available to the company to make these payments;
• A discussion of the security used for the financing;
• A description of material debt covenants; and
• Other material and relevant information, if any.

Interests of Executive Officers and Directors of Marvel in the Merger, page 12

13. Please quantify all benefits to affiliates arising from the transactions contemplated. In this regard, disclose the aggregate amounts to be paid to the directors and executive officers of Marvel as a result of the merger. We suggest a table format.

Litigation, page 17

14. Provide us with copies of the complaints in the stockholder litigation actions discussed here.

Appraisal Rights, page 67

15. Please include a cross reference to the information provided pursuant to Item 18 of Form S-4. Refer to Item 3(j) of Form S-4.

Risk Factors, page 24

The price of Disney common stock may decline, page 25

16. We note that if the market price of Disney common stock at the completion of the merger is lower than the market price at the time of the special meeting, the merger consideration received by Marvel stockholders will be less. We further note that during the twelve-month period ending on September 18, 2009, the closing price of Disney common stock varied from a low of $15.59 to a high of $34.39. For illustrative purposes, please indicate the merger consideration to be received by stockholders if the closing price of Disney common stock varied from a low of $15.59 to a high of $34.39.

17. Please also clarify that the closing price of Disney common stock at the completion of the merger may be lower than $15.59 and state, if true, that there is no minimum price after which the parties may exercise termination rights.

The price of Disney common stock may decline, page 25

18. Clarify, if true, that the merger consideration adjustment will be made after a stockholder has already voted and will not have the opportunity to change his or her vote.

Certain directors and executive officers of Marvel have interests that may be different from, or in addition to, the interests of Marvel stockholders, page 27

19. Quantify the benefits to insiders.

Voting of Proxies, page 40

20. We note that proxies may be solicited by mail, telephone or internet. Confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by telephone.

The Merger, page 42
Background of the Merger, page 43

21. Your disclosure emphasizes that the Marvel board insisted on a $50 or more per share consideration; however, the consideration is not fixed at $50. In fact, the consideration can fluctuate well below $50. Clarify whether this was discussed and whether the parties understood the possible fluctuation to be only for the purposes of satisfying the requirements of Section 368(a) of the IRC.

22. We note that during the June 16, 2009 meeting Mr. Maisel emphasized a merger consideration for Marvel with a per share value starting with the number "5." Please clarify whether Mr. Maisel was the sole Marvel officer who commenced discussions with Disney regarding the merger consideration. Additionally, revise to provide greater details explaining how Marvel determined such proposed per share value.

23. Refer to the last sentence of the last paragraph on page 45. We note that a special transaction committee comprised of independent directors was formed at the end of July 2008 to consider the Disney proposal "or any other proposal to acquire Marvel." Please revise to expand your discussion regarding the duties of the special transaction committee and range of strategic alternatives to be explored by such committee.

24. We note that on August 27, 2009 the representatives of BofA Merrill Lynch provided a presentation to the special transaction committee regarding its preliminary financial analysis. Please revise to clarify whether the special transaction committee prepared a recommendation to the Marvel Board of Directors regarding the merger consideration and Disney transaction. Also state whether the Marvel Board of Directors adopted the recommendations of the special transaction committee.

Recommendation of the Marvel Board of Directors and Its Reasons for the Merger, page 49

25. The factors supporting or not supporting the merger must be explained in enough detail for investors to understand. Conclusory statements or listing of generalized areas of consideration, such as "information regarding historical market prices of Disney common stock" or "the financial performance and condition, assets, liabilities, business operations and prospects of each of Marvel and Disney" are vague. Please revise this section to explain how each of the factors listed support or do not support the decision to approve the merger.

26. You state here and throughout the prospectus/proxy statement that the Marvel Board of Directors believes the transaction with Disney would likely bring more value to Marvel than as a stand-alone business given the challenges in its business. Please revise to disclose, in an appropriate place, what Marvel's stand-alone business challenges are.

27. One of the positive factors of entering into the merger with Disney that the Marvel Board of Directors considered was Marvel's recent all time high trading prices. Given Marvel's recent all time high trading prices as a stand-alone company, please explain why such high trading prices would be a positive factor to the merger with Disney.

28. Refer to the seventh bullet point of the first paragraph on page 51. You state that the

voting agreement and certain provisions of the merger agreement may have the effect of discouraging proposals for alternative acquisition transactions. You should revise to include separate disclosure clearly identifying all the alternatives that were considered by the Board and why such alternatives were rejected.

Opinion of Marvel's Financial Advisor, page 51

29. Please revise to remove the last bullet on page 53 as the list of factors considered by BofA Merrill Lynch in rendering its opinions should not include such a catch-all. If there were other material analyses and examinations, name them. If not, revise to clarify that you have discussed all the material analyses and examinations.

Marvel Financial Analyses, page 54

Selected Publicly Traded Companies, page 54

30. Please disclose the criteria BofA Merrill Lynch used to determine the other entertainment companies. For example, disclose how the selected companies compared with Marvel in terms of size, entertainment industries, etc. Tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not.

31. Explain why Dreamworks was singled out for a NTM EPS per share equity value analysis.

32. We note the analyses that BofA Merrill Lynch performed in order to provide its opinion. Please revise to indicate what are the numbers are intended to show and how they relate to the determination that the transaction is fair. Discuss also whether the opinion considers the adjustment mechanism to the price.

Discounted Cash Flow Analysis, page 55

33. We note the range of Marvel management forecasts on page 55. Please disclose the assumptions underlying Marvel's management projections that were used to determine the implied value per Marvel's common share.

Miscellaneous, page 57

34. Refer to the first paragraph under this section on page 57. If BofA Merrill Lynch made qualitative judgments as to the relevance of each analysis, please disclose them here. Similarly, if it gave various analyses more or less weight than other analyses or have deemed various assumptions more or less probable than others, revise to disclose them here.

35. Refer to the third paragraph of page 58. Please revise to describe and quantify any fees paid relating to, any material relationship that existed during the past two years between Disney, Marvel and its affiliates, and BofA Merrill Lynch. Refer to Item 4(b) of Form S-4 and Rule 1015(b) of Regulation M-A.

Disney's Reasons for the Merger, page 58

36. We note that Disney approved the merger transaction with Marvel after a consideration of a variety of factors, including the factors listed on page 58. Please revise to disclose all of the material factors that Disney considered in its determination or confirm that you have disclosed all the material factors.

Acceleration of Isaac Perlmutter's Options; Payment for Vested Options, page 59

37. We note that Mr. Perlmutter entered into agreements with Marvel on March 2, 2009 and March 23, 2009, whereby the terms of the award agreements provide that stock options become fully vested and exercisable upon a change in control. Please tell us whether Mr. Perlmutter or any other employee of Marvel was aware of merger discussions with Disney at the time of the grant of the stock options.

Amendment to 2009 Bonus Plan, page 62

38. We note that Marvel amended the 2009 Bonus Plan to provide a potential payout of 100% of target bonus to its executive officers (other than Mr. Perlmutter). Please revise to disclose all performance targets for Marvel's named executive officers related to compensation for 2009 or tell us why you do not feel that such disclosure is necessary. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

39. We note that the Marvel compensation committee has discretion in determining performance targets and establishing bonus payments to its executive officers. Please disclose what discretion the compensation committee exercised and the reasons for exercising such discretion with respect to amending the 2009 Bonus Plan to provide a potential payout of 100% of target bonus.

Material United States Federal Income Tax Consequences of the Transaction, page 64

40. Please revise to reflect that this section represents counsel's opinion, rather than merely a "summary" of the material United States federal income tax consequences. Alternatively, confirm that counsel will file long form tax opinions.

The Merger Agreement, page 72

41. We note your italicized disclosure preceding the description of the merger agreement on page 72. Because the representations in your agreements constitute public disclosure, if there are more recent, material developments that the company is aware of, you must disclose them. Please revise as appropriate. Please also revise similar language under "Representations and Warranties" on page 75.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Alan N. Braverman
The Walt Disney Company
October 19, 2009
Page 9

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3412 with any questions.

Regards,

Amanda Ravitz
Branch Chief -- Legal

cc: *via facsimile (212) 259-6333*
        Morton A. Pierce, Esq.
        Chang-Do Gong, Esq.
        Dewey & LeBoeuf LLP